FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 15, 2002, Series 2002-3	**333-82832**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 15, 2002

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

OPTION ONE MORTGAGE LOAN TRUST 2002-3 Statistical Pool: Group I
04/01/2002 SCHEDULED BALANCES

TOTAL CURRENT BALANCE:	455,962,568
TOTAL ORIGINAL BALANCE:	456,017,984
NUMBER OF LOANS:	3,576

		Minimum	Maximum
WAVG CREDIT SCORE:	593	500	809

CREDIT SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Not Available	182	21,608,103.43	4.74
476 - 500	16	1,662,658.15	0.36
501 - 525	435	54,188,497.44	11.88
526 - 550	563	71,514,040.36	15.68
551 - 575	482	60,039,689.64	13.17
576 - 600	472	61,332,125.87	13.45
601 - 625	466	60,385,629.43	13.24
626 - 650	411	53,049,541.18	11.63
651 - 675	245	32,112,831.06	7.04
676 - 700	147	18,450,587.21	4.05
701 - 725	79	10,771,288.35	2.36
726 - 750	48	6,283,153.22	1.38
751 - 775	22	3,768,847.86	0.83
776 - 800	5	524,500.00	0.12
801 - 809	3	271,075.00	0.06
Total	3,576	455,962,568.20	100.00

Option One 2002-3 Statistical Pool
04/01/2002 Scheduled balances
Replines

Description	Total Current Balance	WA Gross Coupon	WA Original Term	WA Remaining Term	WA Original Amortized Term	WA Gross Margin	WA Maximum Rate	WA Minimum Rate	WA Months to Roll	WA Rate Adj Freq	WA First Rate Cap	WA Period Rate Cap
Group I: CONFORMING FIXED												
MI FIXED RATE 15 YR	4,086,235.87	8.13019	180	180	180							
MI FIXED RATE 20 YR	983,121.55	8.58820	240	240	240							
MI FIXED RATE 30 YR	38,140,392.47	8.51172	360	360	360							
MI FIXED RATE 30/15 BALLOON	6,750,850.26	8.66376	180	180	360							
No MI FIXED RATE 15 YR	3,964,027.47	9.36158	180	180	180							
No MI FIXED RATE 20 YR	3,057,801.47	10.25125	240	240	240							
No MI FIXED RATE 30 YR	16,488,278.55	9.16504	360	360	360							
No MI FIXED RATE 30/15 BALLOON	6,706,027.06	9.87639	180	180	360							
	80,176,734.70											
Group I: CONFORMING ARMS												
MI 2/13 6 Mo LIBOR	860,100.00	7.52375	180	180	180	4.66114	13.52375	7.52375	24	6	3.00000	1.00000
MI 2/28 6 Mo LIBOR	184,556,281.21	8.49667	360	360	360	5.73369	14.50085	8.49667	24	6	3.00000	1.00000
MI 3/27 6 Mo LIBOR	14,922,335.83	8.54487	360	360	360	5.79063	14.54487	8.54487	36	6	3.00000	1.00000
MI 6 Mo LIBOR - 6 MTR	288,000.00	7.40000	360	360	360	6.15000	13.40000	7.40000	6	6	1.00000	1.00000
No MI 2/13 6 Mo LIBOR	362,412.53	8.29738	180	180	180	5.31665	14.29738	8.29738	24	6	3.00000	1.00000
No MI 2/28 6 Mo LIBOR	164,405,413.76	9.18615	360	360	360	6.24607	15.22123	9.18615	24	6	3.00000	1.00000
No MI 3/27 6 Mo LIBOR	10,299,290.17	9.47489	360	360	360	6.53372	15.51916	9.47489	36	6	3.00000	1.00000
No MI 6 Mo LIBOR - 6 MTR	92,000.00	7.90000	360	360	360	6.75000	13.90000	7.90000	6	6	1.00000	1.00000
	375,785,833.50											
Total Group I	**455,962,568.20**											
Group II: MIXED FIXED												
MI FIXED RATE 15 YR	3,419,294.77	8.32436	166	166	166							
MI FIXED RATE 20 YR	1,324,883.52	8.77575	240	240	240							
MI FIXED RATE 30 YR	48,856,656.27	8.26414	360	360	360							
MI FIXED RATE 30/15 BALLOON	5,218,753.76	8.82085	180	179	360							
No MI FIXED RATE 15 YR	2,214,575.41	9.72265	179	178	179							
No MI FIXED RATE 20 YR	3,214,544.82	9.83422	240	240	240							
No MI FIXED RATE 30 YR	15,939,849.69	8.85368	360	360	360							
No MI FIXED RATE 30/15 BALLOON	5,094,688.54	10.39774	180	180	360							
	85,283,246.78											
Group II: MIIXED ARMS												
MI 2/13 6 Mo LIBOR	174,600.00	7.68351	180	180	180	4.81409	13.68351	7.68351	24	6	3.00000	1.00000
MI 2/28 6 Mo LIBOR	186,929,628.16	8.38245	360	360	360	5.61527	14.37745	8.37572	24	6	3.00000	1.00000
MI 3/27 6 Mo LIBOR	11,965,862.83	8.42825	360	360	360	5.77967	14.42825	8.42825	36	6	3.00000	1.00000
MI 6 Mo LIBOR - 6 MTR	50,400.00	8.25000	360	360	360	5.75000	14.25000	8.25000	6	6	1.00000	1.00000
No MI 2/13 6 Mo LIBOR	210,000.00	9.53095	180	180	180	5.69286	15.53095	9.53095	24	6	3.00000	1.00000
No MI 2/28 6 Mo LIBOR	156,607,427.03	9.09050	360	360	360	6.14462	15.13276	9.09050	24	6	3.00000	1.00000
No MI 3/27 6 Mo LIBOR	14,741,403.53	8.94454	360	359	360	5.98828	14.97076	8.94454	35	6	3.00000	1.00000
	370,679,321.55											
Total Group II	**455,962,568.33**											
TOTAL	911,925,136.53											

Group I Initial Mortgage Loan Statistics

As of the Cut-off Date

Total Outstanding Principal Balance:	$455,962,568					
Number of Loans:	3,576					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$127,506		$49,858		$542,750	
Average Original Balance:	$127,522		$50,000		$542,750	
Weighted Average Current Loan Rate:	8.831	%	6.250	%	13.850	%
ARM Characteristics:						
Weighted Average Gross Margin:	5.980	%	2.750	%	10.000	%
Weighted Average Maximum Loan Rate:	14.842	%	12.250	%	19.850	%
Weighted Average Minimum Loan Rate:	8.824	%	6.250	%	13.850	%
Weighted Average Initial Periodic Rate Cap:	2.998	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months to Roll:	24.62	months	6.00	months	37.00	months
Weighted Average Original Term:	350	months	180	months	360	months
Weighted Average Remaining Term:	350	months	177	months	360	months
Weighted Average Credit Score:	593		500		809	
Weighted Average Combined Original LTV:	79.35	%	18.52	%	95.00	%
First Pay Date:			Nov 01, 2001		Jun 01, 2002	
Maturity Date:			Jan 01, 2017		May 01, 2032	

Top Property State Concentrations ($): 15.57 % California, 10.79 % New York, 7.67 % Massachusetts
Maximum Zip Code Concentration ($): 0.25 % 10314

Outstanding Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
49,858 - 50,000	46	2,299,699.08	0.50
50,001 - 100,000	1,437	106,212,187.51	23.29
100,001 - 150,000	1,027	126,930,143.49	27.84
150,001 - 200,000	593	102,888,237.94	22.57
200,001 - 250,000	279	62,037,625.16	13.61
250,001 - 300,000	164	44,974,653.98	9.86
300,001 - 350,000	14	4,488,335.47	0.98
350,001 - 400,000	14	5,180,935.57	1.14
400,001 - 450,000	1	408,000.00	0.09
500,001 - 542,750	1	542,750.00	0.12
Total	3,576	455,962,568.20	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	182	21,608,103.43	4.74
451 - 500	16	1,662,658.15	0.36
501 - 550	998	125,702,537.80	27.57
551 - 600	954	121,371,815.51	26.62
601 - 650	877	113,435,170.61	24.88
651 - 700	392	50,563,418.27	11.09
701 - 750	127	17,054,441.57	3.74
751 - 800	27	4,293,347.86	0.94
801 - 809	3	271,075.00	0.06
Total	3,576	455,962,568.20	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
180	254	22,729,653.19	4.98
240	46	4,040,923.02	0.89
360	3,276	429,191,991.99	94.13
Total	3,576	455,962,568.20	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
177 - 180	254	22,729,653.19	4.98
235 - 240	46	4,040,923.02	0.89
349 - 354	1	59,681.09	0.01
355 - 360	3,275	429,132,310.90	94.12
Total	3,576	455,962,568.20	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	2,751	337,181,459.58	73.95
2-4 Units Detached	294	49,084,821.95	10.77
PUD Detached	273	40,981,768.76	8.99
Condo Low-Rise Attached	167	19,288,463.31	4.23
Manufactured Housing	60	4,885,886.76	1.07
2-4 Units Attached	10	2,123,824.75	0.47
Single Family Attached	9	904,722.92	0.20
Condo High-Rise Attached	7	881,095.86	0.19
PUD Attached	5	630,524.31	0.14
Total	3,576	455,962,568.20	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	3,324	427,362,977.48	93.73
Non-owner	190	21,569,476.20	4.73
Second Home	62	7,030,114.52	1.54
Total	3,576	455,962,568.20	100.00

Purpose:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	2,184	280,401,130.45	61.50
Purchase	1,098	137,677,780.79	30.19
Rate/Term Refinance	294	37,883,656.96	8.31
Total	3,576	455,962,568.20	100.00

Combined Original LTV (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
18.52 - 20.00	1	50,000.00	0.01
20.01 - 25.00	7	658,000.00	0.14
25.01 - 30.00	12	1,311,000.00	0.29
30.01 - 35.00	16	1,636,147.78	0.36
35.01 - 40.00	18	1,641,869.69	0.36
40.01 - 45.00	28	3,139,637.12	0.69
45.01 - 50.00	43	5,346,201.48	1.17
50.01 - 55.00	65	7,109,915.80	1.56
55.01 - 60.00	98	10,536,942.39	2.31
60.01 - 65.00	209	26,156,572.47	5.74
65.01 - 70.00	247	30,064,570.97	6.59
70.01 - 75.00	439	55,522,658.05	12.18
75.01 - 80.00	1,104	142,844,922.44	31.33
80.01 - 85.00	245	30,544,449.73	6.70
85.01 - 90.00	577	80,721,120.66	17.70
90.01 - 95.00	467	58,678,559.62	12.87
Total	3,576	455,962,568.20	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	19	1,500,950.00	0.33
Alaska	1	101,250.00	0.02
Arizona	87	9,675,721.03	2.12
Arkansas	4	543,921.12	0.12
California	426	71,011,232.01	15.57
Colorado	66	9,291,374.36	2.04
Connecticut	80	9,425,507.02	2.07
Delaware	11	943,070.12	0.21
Florida	334	34,495,923.80	7.57
Georgia	112	13,568,784.70	2.98
Hawaii	1	135,800.00	0.03
Idaho	9	735,969.68	0.16
Illinois	188	24,519,526.27	5.38
Indiana	72	7,049,492.30	1.55
Iowa	13	1,036,498.02	0.23
Kansas	17	1,708,530.00	0.37
Kentucky	26	2,299,134.36	0.50

Property State (Continued):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Louisiana	27	2,499,529.77	0.55
Maine	24	2,926,175.55	0.64
Maryland	49	6,478,703.07	1.42
Massachusetts	211	34,983,053.75	7.67
Michigan	221	21,707,780.05	4.76
Minnesota	72	9,299,355.65	2.04
Mississippi	6	465,375.00	0.10
Missouri	57	5,914,164.12	1.30
Montana	2	238,890.33	0.05
Nebraska	6	493,636.34	0.11
Nevada	28	4,147,440.98	0.91
New Hampshire	35	4,343,720.68	0.95
New Jersey	163	25,330,135.23	5.56
New Mexico	4	473,380.00	0.10
New York	302	49,177,649.19	10.79
North Carolina	92	9,728,121.68	2.13
North Dakota	1	67,853.91	0.01
Ohio	145	13,657,799.09	3.00
Oklahoma	6	416,274.53	0.09
Oregon	24	3,137,047.43	0.69
Pennsylvania	138	14,064,153.14	3.08
Rhode Island	33	4,574,173.48	1.00
South Carolina	23	2,061,606.36	0.45
Tennessee	53	4,650,660.53	1.02
Texas	162	18,955,256.80	4.16
Utah	32	4,084,065.07	0.90
Vermont	11	1,362,303.00	0.30
Virginia	82	10,118,716.39	2.22
Washington	55	7,795,396.57	1.71
West Virginia	1	68,850.00	0.02
Wisconsin	42	4,323,715.72	0.95
Wyoming	3	374,900.00	0.08
Total	3,576	455,962,568.20	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,471	305,689,674.44	67.04
Stated Income Documentation	1,074	146,227,038.06	32.07
Lite Documentation	31	4,045,855.70	0.89
Total	3,576	455,962,568.20	100.00

Credit Grade:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	264	35,865,660.85	7.87
AA	1,961	255,050,397.67	55.94
A	599	74,432,066.65	16.32
B	570	70,673,856.31	15.50
C	134	14,822,031.17	3.25
CC	48	5,118,555.55	1.12
Total	3,576	455,962,568.20	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Month LIBOR ARM	2,601	348,961,694.97	76.53
Fixed Rate 30 Yr	462	54,628,671.02	11.98
3/27 6 Month LIBOR ARM	211	25,221,626.00	5.53
Fixed 30/15 Balloon	155	13,456,877.32	2.95
Fixed Rate 15 Yr	88	8,050,263.34	1.77
Fixed Rate 20 Yr	46	4,040,923.02	0.89
2/13 6 Month LIBOR ARM	11	1,222,512.53	0.27
6 Month LIBOR ARM 30 Yr	2	380,000.00	0.08
Total	3,576	455,962,568.20	100.00

Balloon Flag:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	3,421	442,505,690.88	97.05
Balloon	155	13,456,877.32	2.95
Total	3,576	455,962,568.20	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	3,499	450,311,215.59	98.76
Second Lien	77	5,651,352.61	1.24
Total	3,576	455,962,568.20	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Month Prepayment Penalty	70	10,821,329.57	2.37
24 Month Prepayment Penalty	2,249	294,258,805.83	64.54
30 Month Prepayment Penalty	8	1,690,625.00	0.37
36 Month Prepayment Penalty	646	69,893,373.86	15.33
60 Month Prepayment Penalty	37	4,777,336.88	1.05
No Prepayment Penalty	566	74,521,097.06	16.34
Total	3,576	455,962,568.20	100.00

Delinquency:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	3,576	455,962,568.20	100.00
Total	3,576	455,962,568.20	100.00

Mortgage Insurance Company	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	1,918	250,587,317.19	54.96
No MI	1,658	205,375,251.01	45.04
Total	3,576	455,962,568.20	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.250 - 7.000	139	21,588,293.09	4.73
7.001 - 8.000	681	96,112,755.18	21.08
8.001 - 9.000	1,195	162,806,692.87	35.71
9.001 - 10.000	981	117,313,167.39	25.73
10.001 - 11.000	423	44,840,576.32	9.83
11.001 - 12.000	124	10,705,443.35	2.35
12.001 - 13.000	30	2,423,340.00	0.53
13.001 - 13.850	3	172,300.00	0.04
Total	3,576	455,962,568.20	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 3.000	3	488,000.00	0.13
3.001 - 4.000	27	3,937,200.00	1.05
4.001 - 5.000	321	45,881,983.13	12.21
5.001 - 6.000	1,103	157,088,992.32	41.80
6.001 - 7.000	953	119,997,532.61	31.93
7.001 - 8.000	377	44,137,839.46	11.75
8.001 - 9.000	35	3,668,439.13	0.98
9.001 - 10.000	6	585,846.85	0.16
Total	2,825	375,785,833.50	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.250 - 13.000	97	15,002,138.32	3.99
13.001 - 14.000	520	76,387,529.18	20.33
14.001 - 15.000	975	136,793,544.88	36.40
15.001 - 16.000	815	101,717,564.88	27.07
16.001 - 17.000	319	35,969,821.74	9.57
17.001 - 18.000	82	8,440,165.89	2.25
18.001 - 19.000	16	1,403,568.61	0.37
19.001 - 19.850	1	71,500.00	0.02
Total	2,825	375,785,833.50	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.250 - 7.000	97	15,002,138.32	3.99
7.001 - 8.000	521	76,671,944.93	20.40
8.001 - 9.000	998	140,039,909.66	37.27
9.001 - 10.000	806	100,060,648.94	26.63
10.001 - 11.000	313	35,338,598.37	9.40
11.001 - 12.000	74	7,259,018.28	1.93
12.001 - 13.000	15	1,342,075.00	0.36
13.001 - 13.850	1	71,500.00	0.02
Total	2,825	375,785,833.50	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2	380,000.00	0.10
3.000	2,823	375,405,833.50	99.90
Total	2,825	375,785,833.50	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	2,825	375,785,833.50	100.00
Total	2,825	375,785,833.50	100.00

Rate Change Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/02	2	380,000.00	0.10
10/01/03	1	59,681.09	0.02
12/01/03	3	491,537.10	0.13
01/01/04	58	7,563,440.39	2.01
02/01/04	55	7,702,903.95	2.05
03/01/04	122	17,631,407.32	4.69
04/01/04	2,370	316,149,937.65	84.13
05/01/04	3	585,300.00	0.16
01/01/05	5	590,668.91	0.16
02/01/05	9	1,289,689.49	0.34
03/01/05	11	1,338,420.60	0.36
04/01/05	184	21,733,963.00	5.78
05/01/05	2	268,884.00	0.07
Total	2,825	375,785,833.50	100.00